Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 8, 2021

Kim McManus
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Re:	Roth CH Acquisition IV Co. Draft Registration Statement Submitted April 7, 2021 CIK 0001855447

Dear Ms. McManus:

On behalf of our client, Roth CH Acquisition IV Co. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 4, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the Registration Statement via Edgar (the “S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter below. The numbered paragraphs set forth below respond to the Staff’s comment and correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Kim McManus July 8, 2021 Page 2

Draft Registration Statement submitted April 7, 2021

Conflicts of Interest, page 67

1.	Please revise the table summarizing material fiduciary or contractual obligations of your officers and directors to include a column identifying the nature of each entity’s business. For example, highlight the extent to which the other entities are SPACs that are also looking for acquisition targets.

Response: The Company has revised the table summarizing material fiduciary or contractual obligations of officers and directors in response to the Staff’s comments.

Underwriting, page 88

2.	We note your disclosure on page 91 indicating that private placement units that will be sold simultaneously with the consummation of this offering are deemed underwriters’ compensation by FINRA pursuant to Rule 5110. Please quantify the value of such underwriters' compensation and revise the compensation table on page 88 to include all compensation. See Item 508(e) of Regulation S-K.

Response: The Company has revised the compensation table in response to the Staff’s comments.

  Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner